

December 22, 2016

Dr. Jean A.W. Schreurs
SVP and Chief Corporate Counsel
NXP Semiconductors N.V.
60 High Tech Campus
5656 AG
Eindhoven, The Netherlands

> **Re:** **NXP Semiconductors N.V.**
> **Amendment No. 3 to Schedule 14D-9**
> **Filed December 19, 2016**
> **File No. 005-85657**

Dear Dr. Schreurs:

We have reviewed the above-captioned filing, and have the following comment.

If you do not believe our comment applies to your facts and circumstances, or do not believe further amendment is required, you are invited to advise us why in a response letter.

Item 8. Additional Information, page 2

1. We have reviewed and considered the revised disclosure provided in Amendment No. 3 to NXP's Schedule 14D-9, and the corresponding written responses dated December 19, 2016 submitted in reply to our comments dated December 8, 2016. With the exception of the analysis and conclusions offered with respect to (1) stock-based compensation and (2) restructuring charges, we are unable to concur with the analysis and conclusions that relate to the other accounting measures referenced in your response letter. It does not appear to us that unreasonable efforts would be required to produce a reconciliation of those measures. Without expressing an opinion as to whether or not the disclosures within the Schedule 14D-9, including the amendments thereto, are compliant with Rule 100(a) of Regulation G, or a whether or not a reconciliation still needs to be undertaken, we will not issue any further comments concerning compliance with Rule 100(a) at this time.

The company and its management remain responsible for the accuracy and adequacy of their disclosures notwithstanding any review, comments, action or inaction by the staff.

Please contact Christina M. Thomas, Staff Attorney, at (202) 551-3577, or me at (202) 551-3266 if you have any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Alexandra J. McCormack
        Skadden, Arps, Slate, Meagher & Flom LLP

        Patrick M. Gilmore
        Associate Chief Accountant
        Office of Chief Accountant
        Division of Corporation Finance